===============================================================================
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                         ------------------
                            FORM 11-K

(Mark one)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995

                                 OR

         [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______ to _______

Commission file number 001-05480

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             EMPLOYEES' RETIREMENT SAVINGS PLAN
             FOR PRECISION STAMPING DIVISION OF
             ELCO TEXTRON INC.
             1111 Samuelson Road
             P.O. Box 7009
             Rockford, Illinois   61125

    B. Name of issuer of securities held pursuant to the plan and address of its principal executive office:

             TEXTRON INC.
             40 Westminster Street
             Providence, Rhode Island   02903

===============================================================================

                        REQUIRED INFORMATION

    The following Financial Statements for the Employees' Retirement Savings Plan for Precision Stamping Division of Elco Textron Inc.(formerly known as Employees' Retirement Savings Plan for the Precision Stamping Division Of Elco Industries, Inc.) are furnished herein:

                              Index

Report of Independent Auditors...........................................3

Financial Statements

      Statements of Net Assets Available for Plan Benefits...............4
      Statement of Changes in Net Assets Available for Plan Benefits.....6
      Notes to Financial Statements......................................7

Supplemental Schedules

      Assets Held for Investment........................................12
      Reportable Transactions ..........................................13

                   REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders Employees' Retirement Savings Plan for the Precision Stamping Division of Elco Industries, Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Employees' Retirement Savings Plan for the Precision Stamping Division of Elco Industries, Inc. (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1995, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             Ernst & Young LLP
Milwaukee, Wisconsin
May 31, 1996


                                                           Employees' Retirement Savings Plan
                                                         for the Precision Stamping Division of

                                                                  Elco Industries, Inc.

                                                  Statements of Net Assets Available for Plan Benefits

                                                                    December 31, 1995


                                                        Money      High Equity      Small
                                          Main          Market       Income     Capitalization    Balanced    Loan
                                          Fund          Fund          Fund           Fund           Fund      Fund        Total
                                     --------------------------------------------------------------------------------------------

Investments, at fair value:

   Parkstone Prime Obligation Money

Market Fund ..........................   $   31,247    $   97,021   $   45,541   $   62,356    $   12,703   $    -     $  248,868
   Parkstone High Income Equity Fund .          -             -        346,673          -             -          -        346,673
   Parkstone Small Capitalization Fund          -             -            -        574,846           -          -        574,846
   Parkstone Balanced Fund ...........          -             -            -            -         201,300        -        201,300
   Loans to participants .............          -             -            -            -             -       28,302       28,302
                                         ----------------------------------------------------------------------------------------
Total investments ....................       31,247        97,021      392,214      637,202       214,003     28,302    1,399,989
Receivables:
   Participant contributions .........          -           1,661        6,011        8,416         3,320        -         19,408
   Company contributions .............          -             375        1,084          967           667        -          3,093
   Accrued income ....................          165           420          183          237            80        -          1,085
                                         ----------------------------------------------------------------------------------------
Total receivables ....................          165         2,456        7,278        9,620         4,067        -         23,586

Due (to) from other funds ............      (31,412)        4,584          649      (24,770)       50,949        -              -
                                         ----------------------------------------------------------------------------------------
Net assets available for
   plan benefits .....................     $    -      $  104,061   $  400,141   $  622,052    $  269,019   $ 28,302   $1,423,575

Cash ................................      $    -      $      815   $    1,731   $    2,317    $    1,153   $    -     $    6,016

Investments, at fair value:
   Parkstone Prime Obligation Money
Market Fund ..........................       10,480        75,078        2,281        2,929         1,431        -         92,199
   Parkstone High Income Equity Fund .         -             -         218,821          -            -           -        218,821
   Parkstone Small Capitalization Fund         -             -            -         340,611          -           -        340,611
   Parkstone Balanced Fund ...........         -             -            -            -          185,367        -        185,367
   Loans to participants .............         -             -            -            -            -         26,791       26,791
                                         ----------------------------------------------------------------------------------------
Total investments ....................       10,480        75,078      221,102      343,540       186,798     26,791      863,789

Receivables:

   Participant contributions .........         -              391        1,256        1,631           809        -          4,087
   Company contributions .............         -              235          653          738           463        -          2,089
                                         ----------------------------------------------------------------------------------------
Total receivables ....................         -              626        1,909        2,369         1,272        -          6,176

Cash overdraft .......................       (5,658)         -            -            -            -            -         (5,658)
Due (to) from other funds ............       (4,822)        7,474        3,794        4,087       (10,533)       -              -
Accrued fees .........................         -             (22)         (22)         (22)           (22)       -            (88)
                                         ----------------------------------------------------------------------------------------
Net assets available for plan benefit     $    -       $   83,971    $ 228,514    $ 352,291    $  178,668   $ 26,791   $  870,235



                                                           Employees' Retirement Savings Plan
                                                         for the Precision Stamping Division of
                                                                  Elco Industries, Inc.

                                             Statement of Changes in Net Assets Available for Plan Benefits

                                                              Year Ended December 31, 1995

                                                     Money     High Equity      Small
                                          Main       Market       Income    Capitalization   Balanced       Loan
                                          Fund       Fund          Fund         Fund          Fund          Fund        Total
                                     ------------------------------------------------------------------------------------------

Investment income:
   Net realized and unrealized
appreciation in fair value of
investments ...................           $ -     $      -     $   54,850   $   73,513   $   27,504     $     -     $  155,867
   Interest and dividend income             -          4,844       17,519       70,219       14,855         2,525      109,962
                                         ----------------------------------------------------------------------------------------
Investment income .............             -          4,844       72,369      143,732       42,359         2,525      265,829

Contributions:
   Participants ...............             -         26,968       92,664      124,085       51,453           -        295,170
   Company ....................             -          4,296       14,250       18,547        8,500           -         45,593
                                         ----------------------------------------------------------------------------------------
Total contributions ...........             -         31,264      106,914      142,632       59,953           -        340,763
                                         ----------------------------------------------------------------------------------------
Total additions ...............             -         36,108      179,283      286,364      102,312         2,525      606,592

Benefit and withdrawal payments             -             54        2,925        5,960       41,068           -         50,007
Administrative expenses .......             -            467          858        1,195          725           -          3,245
Transfers between funds .......             -         15,497        3,873        9,448      (29,832)        1,014          -
                                         ----------------------------------------------------------------------------------------
Net deductions ................             -         16,018        7,656       16,603       11,961         1,014       53,252
                                         ----------------------------------------------------------------------------------------

Net increase in net assets available
   for plan benefits ..........             -         20,090      171,627      269,761       90,351         1,511      553,340

Net assets available for plan benefits,
   beginning of year ..........             -         83,971      228,514      352,291      178,668        26,791      870,235
                                         ----------------------------------------------------------------------------------------
Net assets available for plan benefits,
   end of year ................           $ -     $  104,061   $  400,141   $ 622,052   $  269,019    $   28,302   $1,423,575


                 Employees' Retirement Savings Plan
               for the Precision Stamping Division of
                        Elco Industries, Inc

                    Notes to Financial Statements

                          December 31, 1995

1. Description of the Plan

The following brief description of the Employees' Retirement Savings Plan for the Precision Stamping Division of Elco Industries, Inc. (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan formed to provide a retirement savings plan to employees of the Precision Stamping Division of Elco Textron Inc.
(Elco). Elco was purchased in October 1995 and changed its name from Elco Industries, Inc. to Elco Textron Inc. The Plan was continued in its pre-acquisition form. The Plan provides for participant tax-deferred savings under Section 401(k) of the Internal Revenue (IRC) and is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an administrative committee consisting of not fewer than three members selected by the Board of Directors of Elco.

Eligibility

All employees of the Precision Stamping Division of Elco are eligible to participate in the Plan after completing one year of service, as defined in the Plan.

Vesting and Forfeitures

Participants are always fully vested in the value of their contributions and related allocation of trust income or loss.

Participants become fully vested in the value of contributions made by Elco and related allocations of trust income or loss after five years of credited service.

Any forfeitures are allocated to remaining Plan participants.

                Employees' Retirement Savings Plan
              for the Precision Stamping Division of
                      Elco Industries, Inc.

            Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Active participants can make pre-tax contributions based on a percentage of their compensation, subject to various percentage and dollar limitations ($9,240 for 1995).

Effective January 1, 1994, Elco's Board of Directors amended the Plan to provide an employer matching contribution on the portion of the participant's pre-tax contribution, as defined in the plan documents (currently between 15% and 25% on the participant's first 4% deferral). The Plan also provides for discretionary company contributions, none of which were made in 1995.

All contributions are funded currently with the trustee.

Investment Options

Participants are allowed to direct contributions to one or a combination of the following investment funds:

                       Money Market Fund
                       High Equity Income Fund
                       Small Capitalization Fund
                       Balanced Fund

Allocations

Semiannually, the allocation of trust income or loss is made in the same ratio that a participant's account bears to the sum of the balances of all participants' accounts, taking into consideration the dates on which additional contributions are made.

Distribution of Plan Benefits

Distribution of the vested value of a participant's account is made by the trustee within sixty (60) days after the end of the Plan year in which occurs a participants' normal retirement date, early retirement date, late retirement date, disability retirement date, severance date or death.

The vested value of such distribution includes any pre-tax contributions made to the participant's account during the Plan year and is determined subsequent to the inclusion of his allocable share of trust income or loss.

Custody of Assets

In accordance with the terms of the trust agreement, the trustee has custody of all trust assets.

Tax Status

The Plan has received a determination letter, dated April 6, 1995, from the IRS indicating that it meets the requirements of Section 401(a) of the IRC and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

2. Summary of Significant Accounting Policies

Certain services are provided to the Plan by Elco without charge.

Participant loans are stated at their outstanding balances, which approximate fair value.

The fair value of investments in the mutual and money market funds is determined by reference to published market or redemption prices as of the last business day of the Plan year.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Termination Priorities

Although it has not expressed any intent to do so, Elco has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants become 100% vested in their accounts.

4. Investments

During 1995, Plan investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

                 Parkstone High Income Equity Fund               $  54,850
                 Parkstone Small Capitalization Fund                73,513
                 Parkstone Balanced Fund                            27,504
                                                         -----------------
                                                                  $155,867
                                                         =================

The fair values of investments that exceed 5% of the net assets available for plan benefits are as follows:

                                                         December 31
                                                   1995              1994
                                          ---------------------------------

Parkstone Prime Obligation Money Market Fund      $248,868        $  92,199
Parkstone High Income Equity Fund                  346,673          218,821
Parkstone Small Capitalization Fund                574,846          340,611
Parkstone Balanced Fund                            201,300          185,367

5. Related-Party Transactions

The Plan had the following related-party transactions with funds administered by an affiliate of the Plan's trustee for the year ended December 31, 1995:

                                                Purchases       Sales
                                            -----------------------------
       Parkstone Prime Obligation Money
          Market Fund                           $817,601        $660,932
       Parkstone Mutual Funds                    304,934          82,781


                Employees' Retirement Savings Plan
              for the Precision Stamping Division of
                      Elco Industries, Inc.

                    Assets Held for Investment

                        December 31, 1995

                                      Number
                                      of Shares
                                      or Face
                                      Amount        Cost      Current Value
                                     ----------   ----------  ----------------

Parkstone Prime Obligation Money
   Market Fund                           248,868    $  248,868    $   248,868

Mutual funds:
   Parkstone High Income Equity Fund      21,721       303,509        346,673
   Parkstone Small Capitalization Fund    21,346       459,620        574,846
   Parkstone Balanced Fund                16,053       177,591        201,300

Participant loans - bearing interest
   rates of 7.25% to 10.00% per annum,
   with various maturity dates            28,302        28,302         28,302
                                                    -------------------------
                                                    $1,217,890     $1,399,989
                                                    =========================


                Employees' Retirement Savings Plan
              for the Precision Stamping Division of
                      Elco Industries, Inc.

                     Reportable Transactions

                   Year ended December 31, 1995

                                                       Proceeds
                                                         from
                                            Cost of    Sales or
                                           Purchases  Redemptions
                Number of Transactions     During the  During the    Realized
Description       Purchases     Sales          Year        Year        Gain
                                                                      (Loss)
- ------------------------------------------------------------------------------
Category (iii) - Series of transactions in excess of 5 percent of plan assets

Parkstone Prime
Obligation
Money Market Fund   272         151          $817,601     $660,932    $      -

Parkstone High
Income Equity
Fund                 26           -            73,002            -           -

Parkstone Small
Capitalization
Fund                 12           -           160,722            -           -

Parkstone Balanced
Fund                 27           5            71,210       82,781       7,942

There were no Category (ii) or (iv) reportable transactions. Category (i) reportable transactions are included in Category (iii) reportable transactions above.

                            SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  EMPLOYEES' RETIREMENT SAVINGS PLAN
                                  FOR PRECISION STAMPING DIVISION OF
                                  ELCO TEXTRON INC.

                                    ELCO TEXTRON INC., Plan Administrator

DATE  June 28, 1996                      By  /s/ Kenneth L. Heal
      -------------                     ---------------------------------
                                        Name:  Kenneth L. Heal
                                        Title:  Secretary/Treasurer